To: All Media

Date: July 18, 2003

Arrow Announces Second Quarter Results

Arrow Financial Corporation announced operating results for the three and six month periods ended June 30, 2003. Net income for the six month period of 2003 was $9.6 million representing diluted earnings per share of $1.18. This was a 4.4% increase above the diluted per share amount of $1.13 earned in the six month period of 2002 when net income was $9.2 million. Diluted earnings per share for the second quarter of 2003 were $.59, which compares with $.58 in 2002 with net income equaling $4.8 million in each respective period. Cash dividends paid to shareholders in the first six months of 2003 totaled $.51 and represented an 11.6% increase over the dividends paid last year.

Thomas L. Hoy, President and CEO stated, "With interest rates at near record lows and exceptionally strong 2002 operating results, we are very pleased with the favorable six and three month diluted earnings per share comparisons. Our key profitability ratios are indicative of strong performance, with return on average equity of 18.74% and return on average assets of 1.48% for the six month period of 2003.   For the 2002 six month period, these ratios were 19.82% and 1.59%.   Arrow's return on average equity has exceeded 15% for 24 consecutive quarters."

Mr. Hoy added, "Significant balance sheet growth, strong loan demand and improved asset quality were largely responsible for the favorable per share comparisons. Offsetting these positive effects to a large extent was continued pressure on our net interest margin. Total assets at June 30, 2003 were $1.317 billion, or 10.3% above the $1.194 billion reported one year earlier. Loans outstanding rose 9.5% to $849 million, which compares with $775 million at June 30, 2002.   Demand for small business credit has been particularly strong. Net interest margin for the six month period ended June 30, 2003 was 4.19%, down 47 basis points from 4.66% in the comparable 2002 period. For the second quarter of 2003, net interest margin was 4.09%, which compares with 4.59% for the prior year's second quarter. The narrowing of margin principally reflects less attractive yields for new and adjustable-rate earning assets.   During the second quarter, we again partially restructured the investment portfolio. We believe the action produced similar results to the partial restructure in the first quarter - increased yield on reinvested proceeds and transactional gains without significantly extending the expected life of the portfolio."

Mr. Hoy also stated, "Credit quality remains very high. At June 30, 2003, nonperforming loans were $2.0 million, down 39.0% from a balance of $3.3 million one year earlier and representing only .23% of period-end loans.   Nonperforming assets declined at a similar rate, falling 37.4% to $2.2 million from $3.5 million at June 30, 2002. Net loan losses were only .12% of average loans outstanding for the six month period ended June 30, 2003, although this ratio was even lower for the comparable six month period in 2002, at just .09%.

Mr. Hoy added, "Our third Queensbury office, located at 339 Aviation Road, recently celebrated its grand opening. The office has experienced better than expected response and hours of operation have already been extended. The market value of assets under trust administration and investment management at quarter-end was $652 million, virtually unchanged from the value one year earlier but up $32 million from year-end 2002. Improved market conditions coupled with increasingly successful new business development efforts are responsible for the year-to-date growth in these managed assets. The North Country Funds, which are managed by our subsidiary North Country Investment Advisors, Inc., represented a significant portion of the above noted growth. At June 30, 2003, the market value of the funds was $98.9 million, up 16.6% from the year-end 2002 level of $84.8 million. With net interest margin challenged by an exceptionally low interest rate environment, growth in fee based income, such as that derived from trust and investment management activities, is increasingly important."

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, NY with 27 banking locations in Upstate New York. Arrow is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company.

The information contained in this News Release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and involve a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. The News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2002.

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands, except per share amounts)
Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	2003	2002
Income Statement				
Interest and Dividend Income	$ 17,711	$ 18,878	$ 35,806	$ 37,299
Interest Expense	5,512	6,371	11,138	12,521
Net Interest Income	12,199	12,507	24,668	24,778
Provision for Loan Losses	405	615	810	1,230
Net Interest Income After Provision for Loan Losses	11,794	11,892	23,858	23,548
Net Gain on Securities Transactions	141	153	509	173
Net Gain on Sales of Loans	343	12	371	13
Demutualization Benefit from an Employee Group Insurance Trust	-	92	-	92
Net Gains on the Sales of Other Real Estate Owned	-	-	12	20
Income from Fiduciary Activities	927	986	1,794	2,048
Fees for Other Services to Customers	1,708	1,502	3,325	2,847
Other Operating Income	137	152	276	353
Total Other Income	3,256	2,897	6,287	5,546
Salaries and Employee Benefits	4,676	4,630	9,426	9,144
Occupancy Expense of Premises, Net	628	593	1,267	1,196
Furniture and Equipment Expense	746	647	1,417	1,259
Amortization of Intangible Assets	9	9	18	18
Foreclosed Property Expense	-	4	2	19
Other Operating Expense	2,004	1,874	3,948	3,893
Total Other Expense	8,063	7,757	16,078	15,529
Income Before Taxes	6,987	7,032	14,067	13,565
Provision for Income Taxes	2,232	2,255	4,506	4,321
Net Income	$ 4,755	$ 4,777	$ 9,561	$ 9,244
Share and Per Share Data [1]				
Period Ending Shares Outstanding	7,899	7,968	7,899	7,968
Basic Average Shares Outstanding	7,905	7,990	7,911	8,001
Diluted Average Shares Outstanding	8,089	8,186	8,084	8,189
Basic Earnings Per Share	$ 0.60	$ 0.60	$ 1.21	$ 1.16
Diluted Earnings Per Share	0.59	0.58	1.18	1.13
Cash Dividends	0.26	0.24	0.51	0.46
Book Value	13.25	12.17	13.25	12.17
Tangible Book Value [2]	12.03	10.92	12.03	10.92
Key Earnings Ratios				
Return on Average Assets	1.46%	1.60%	1.48%	1.59%
Return on Average Equity	18.37	20.16	18.74	19.82
Net Interest Margin [3]	4.09	4.59	4.19	4.66

[1] **Share & Per Share** amounts have been restated for the November 2002 five percent stock dividend.

[2] **Tangible Book Value** excludes from total equity intangible assets, primarily goodwill associated with branch purchases.

[3] **Net Interest Income** includes a tax equivalent adjustment for the second quarter of 18 basis points in 2003 and 19 basis points in 2002 and an adjustment for the six month periods of 18 basis points in 2003 and 19 basis points in 2002.

Arrow Financial Corporation
Consolidated Financial Information

($ in thousands)

Unaudited

	June 30, 2003			June 30, 2002		
	Period End	Second Quarter Average	Year-To-Date Average	Period End	Second Quarter Average	Year-To-Date Average
Balance Sheet						
Cash and Due From Banks	$ 30,598	$ 31,264	$ 31,123	$ 30,970	$ 30,892	$ 30,553
Federal Funds Sold	-	5,544	7,750	14,800	12,684	10,328
Securities Available-for-Sale	314,966	319,018	319,186	273,554	288,334	271,759
Securities Held-to-Maturity	95,048	79,290	77,254	74,020	74,800	75,153
Loans	848,778	849,570	837,541	775,436	765,109	760,617
Allowance for Loan Losses	(11,518)	(11,452)	(11,382)	(10,595)	(10,333)	(10,118)
Net Loans	837,260	838,118	826,159	764,841	754,776	750,499
Premises and Equipment, Net	13,902	13,784	13,762	13,371	13,316	13,259
Goodwill and Intangible Assets, Net	9,697	9,701	9,706	9,969	9,957	9,961
Other Assets	15,687	14,107	14,146	12,447	13,286	13,318
Total Assets	$ 1,317,158	$ 1,310,826	$ 1,299,086	$ 1,193,972	$ 1,198,045	$ 1,174,830
Demand Deposits	$ 142,421	$ 136,487	$ 134,975	$ 131,748	$ 129,844	$ 127,208
Nonmaturity Interest-Bearing Deposits	574,286	576,929	582,188	491,919	505,358	485,421
Time Deposits of $100,000 or More	80,610	84,588	75,254	76,348	93,760	96,059
Other Time Deposits	195,173	197,068	197,887	201,124	198,910	197,820
Total Deposits	992,490	995,072	990,304	901,139	927,872	906,508
Short-Term Borrowings	47,201	39,951	39,287	40,377	33,295	34,665
Federal Home Loan Bank Advances	150,000	151,209	146,409	135,000	121,154	118,094
Other Long-Term Debt	5,000	5,000	5,000	5,000	5,000	5,000
Other Liabilities	17,778	15,751	15,188	15,512	15,670	16,533
Total Liabilities	1,212,469	1,206,983	1,196,188	1,097,028	1,102,991	1,080,800
Common Stock	10,469	10,469	10,469	9,970	9,970	9,970
Surplus	115,627	115,433	115,329	99,889	99,790	99,674
Undivided Profits	19,144	17,873	16,571	22,850	21,509	20,132
Unallocated ESOP Shares	(1,822)	(1,822)	(1,822)	(1,914)	(1,914)	(1,927)
Accumulated Other Comprehensive Income	2,406	2,877	2,897	3,141	1,852	1,824
Treasury Stock	(41,135)	(40,987)	(40,546)	(36,992)	(36,153)	(35,643)
Total Shareholders' Equity	104,689	103,843	102,898	96,944	95,054	94,030
Total Liabilities and Shareholders' Equity	$ 1,317,158	$ 1,310,826	$ 1,299,086	$ 1,193,972	$ 1,198,045	$ 1,174,830
Assets Under Trust Administration and Investment Management	$ 651,570			$ 652,048		
Capital Ratios						
Leverage Ratio	7.52%			7.50%		
Tier 1 Risk-Based Capital Ratio	11.54			11.53		
Total Risk-Based Capital Ratio	12.79			12.78		

Arrow Financial Corporation
Consolidated Financial Information
($ in thousands)
Unaudited

	June 30,	
	2003	2002
Loan Portfolio		
Commercial, Financial and Agricultural	$ 87,653	$ 82,226
Real Estate - Commercial	105,422	86,944
Real Estate - Residential	306,456	276,383
Real Estate - Construction	10,594	8,488
Indirect Consumer Loans	324,132	305,775
Other Loans to Individuals	14,521	15,620
Total Loans	$ 848,778	$ 775,436
Allowance for Loan Losses, Second Quarter		
Allowance for Loan Losses, Beginning of Period	$ 11,388	$ 10,100
Loans Charged-off	(368)	(211)
Recoveries of Loans Previously Charged-off	93	91
Net Loans Charged-off	(275)	(120)
Provision for Loan Losses	405	615
Allowance for Loan Losses, End of Period	$ 11,518	$ 10,595
Allowance for Loan Losses, First Six Months		
Allowance for Loan Losses, Beginning of Period	$ 11,193	$ 9,720
Loans Charged-off	(656)	(515)
Recoveries of Loans Previously Charged-off	171	160
Net Loans Charged-off	(485)	(355)
Provision for Loan Losses	810	1,230
Allowance for Loan Losses, End of Period	$ 11,518	$ 10,595
Nonperforming Assets		
Nonaccrual Loans	$ 1,684	$ 3,196
Loans Past Due 90 or More Days and Accruing	307	68
Restructured Loans	-	-
Total Nonperforming Loans	1,991	3,264
Repossessed Assets	198	190
Other Real Estate Owned	-	41
Total Nonperforming Assets	$ 2,189	$ 3,495
Key Asset Quality Ratios		
Nets Loans Charged-off to Average Loans, Second Quarter Annualized	0.13%	0.06%
Nets Loans Charged-off to Average Loans, First Six Months Annualized	0.12	0.09
Provision for Loan Losses to Average Loans, Second Quarter Annualized	0.19	0.32
Provision for Loan Losses to Average Loans, First Six Months Annualized	0.20	0.33
Allowance for Loan Losses to Period-End Loans	1.36	1.37
Allowance for Loan Losses to Nonperforming Loans	578.50	324.60
Nonperforming Loans to Period-End Loans	0.23	0.42
Nonperforming Assets to Period-End Assets	0.17	0.29